

Mail Stop 4631

January 26, 2010

Ms. Lori Walker
The Valspar Corporation
901 3rd Avenue South
Minneapolis, MN 55402

      **RE:    The Valspar Corporation**
              **Form 10-K for the fiscal year ended October 30, 2009**
              **Filed December 18, 2009**
              **File #1-3011**

Dear Ms. Walker:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended October 30, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12

1. We note that you disclose various factors that impacted your operations including volume, customer price increases, certain product lines and raw material costs. Please revise future annual and quarterly filings to quantify the impact of the factors you identify, where practicable.

Contractual Cash Obligations, page16

2.  We note that your new credit facilities contain financial covenants.  Given the importance of available funding to your business, please revise future annual and quarterly filings to present, for your most significant and restrictive covenants, your actual ratios and other actual amounts versus the minimum/maximum ratios/amounts required as of each reporting date.  Such a presentation may allow investors to more easily assess and understand your current status and ability to meet your covenants.  See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350.

Critical Accounting Policies and Estimates, Valuation of Goodwill and Indefinite-Lived Intangible Assets, page 18

3.  We note that in the first and second sentences of the third paragraph, your disclosures related to intangible assets with "finite" lives are not consistent with your disclosures under accounting policies in your financial statements.  Please confirm that you assess intangible assets with "finite" lives as disclosed in your financial statements and revise your disclosures under critical accounting policies in future filings to correct this inconsistency.

Consolidated Financial Statements
Note 14 – Segment Information, page 41

4.  We note that in your Business section, you identify and discuss four product lines in your Coatings segment and two product lines in your Paints segment.  In future filings, please disclose revenue by product line as required by FASB ASC 280-10-50-40.

Exhibit Index, page 47

5.  It appears that you have omitted the schedules and exhibits referenced in exhibit 10.15.  Please re-file these schedules and exhibits with your next Securities Exchange Act of 1934 filing. See Item 601(b)(10) of Regulation S-K.

Exhibits 31.1 and 31.2

6.  In future filings, please file the certification exactly as set forth in Item 601(b)(31)(i) of Regulation S-K.  We note in paragraph 4(d) that the language "(the registrant's fourth fiscal quarter in the case of an annual report)" is omitted.

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Please respond to these comments within 10 business days, or tell us when you will provide us with a response.  Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information.  Detailed letters greatly facilitate our review.  Please file your supplemental response on EDGAR as a correspondence file.  Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding comments on the financial statements and related matters please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, Anne McConnell, Senior Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3689.  Please contact Sherry Haywood, Staff Attorney, at (202) 551-3345 or, in her absence, Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,


John Hartz
Senior Assistant Chief Accountant